UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 2020

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant's name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Securities Purchase Agreement

On December 7, 2020, Amryt Pharma plc, a public limited company incorporated in England and Wales (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with several institutional accredited investors (the “Investors”), pursuant to which the Investors agreed to purchase an aggregate of 3,200,000 of the Company’s American Depositary Shares (“ADSs”), each representing five ordinary shares of the Company, in a private placement at a price of $12.50 per ADS for an aggregate purchase price of $40.0 million (the “Offering”). The Offering priced on December 7, 2020.

The Offering is expected to close on December 10, 2020 (the “Closing Date”), subject to the satisfaction of customary closing conditions. SVB Leerink acted as lead placement agent to the Company in connection with the Offering. Cantor Fitzgerald & Co. and Canaccord Genuity LLC acted as co-placement agents. Proceeds from the Offering will be used for working capital and general corporate purposes, as well as to potentially acquire, in-license or invest in rare disease technologies, products, businesses or assets.

Based in part upon the representations of the Investors in the Securities Purchase Agreement, the offering and sale of the ADSs will be exempt from registration under Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The ADSs have not been registered under the Securities Act or any state securities laws, and the ADSs may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act.

The Company has granted the Investors indemnification rights with respect to its representations, warranties, covenants and agreements under the Securities Purchase Agreement.

Registration Rights Agreement

On December 7, 2020, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which the Company agreed to prepare and file a registration statement covering the resale by the Investors of the ADSs purchased by the Investors in the Offering (the “Registrable Securities”) promptly following the Closing Date, but no later than 45 days after the Closing Date. Under the Registration Rights Agreement, the Company agreed to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable and to keep such registration statement continuously effective until the date the Registrable Securities covered by such registration statement have been sold or the ADSs purchased by the Investors in the Offering cease to be Registrable Securities. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities, excluding underwriter discounts, commissions or fees.

In the event (i) the registration statement has not been filed within 45 days following the date of the Closing Date, (ii) the registration statement is not declared effective prior to the earlier of (a) five business days after the Securities and Exchange Commission (the “SEC”) informs the Company that no review of such registration statement will be made or that the SEC has no further comment on such registration statement and (b) the 90th day after the Closing Date (or the 120th day following the Closing Date if the SEC reviews the registration statement), or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason, subject to certain limited exceptions, then the Company has agreed to make pro rata payments to each Investor as liquidated damages and not as a penalty in an amount equal to 1% of the aggregate amount invested by such Investor in the Registrable Securities then held by such Investor per 30-day period or pro rata for any portion thereof for each such month during which such event continues, subject to certain caps set forth in the Registration Rights Agreement.

The Company has granted the Investors customary indemnification rights in connection with the registration statement. The Investors have also granted the Company customary indemnification rights in connection with the registration statement.

The foregoing descriptions of the Securities Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits 10.1 and 10.2 hereto, respectively, and incorporated by reference herein.

The representations, warranties and covenants contained in the Securities Purchase Agreement and the Registration Rights Agreement were made solely for the benefit of the parties thereto and the placement agents expressly named as third-party beneficiaries thereto and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Securities Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms thereof and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, those regarding the anticipated use of proceeds from the Offering; the filing of a registration statement to register the resale of the ADSs issued and sold in the Offering; and the Company’s plans, strategies and prospects for its business. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company’s strategy, future operations, future financial position, prospects, plans and objectives of management, are forward-looking statements. Statements containing the words “expect,” “anticipate,” “intends,” “plan,” “estimate,” “aim,” “forecast,” “project” and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and the Company’s present and future business strategies and the environment in which the Company expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behavior of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as the Company’s ability to obtain financing, changes in the political, social and regulatory framework in which the Company operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

The information in this Form 6-K, including the exhibits hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

Exhibit	Title
10.1	Securities Purchase Agreement, dated December 7, 2020, by and among the Company and the Investors named therein
10.2	Registration Rights Agreement, dated December 7, 2020, by and among the Company and the Investors named therein

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(registrant)

Date: December 9, 2020	By: /s/ Rory Nealon
Rory Nealon
Chief Financial Officer